June 27, 1996

 Securities and Exchange Commission
 Washington, D.C.  20549

 Gentlemen:

 Pursuant to the requirements of the Securities Exchange Act of 1934, we are transmitting herewith the attached Form 11-K for the year ended December 31, 1995. The filing fee of $250.00 was wire transferred to the SEC account #910-8739 at the Mellon Bank, ABA number 043000261 on Friday, June 21, 1996.

 Sincerely,

 KATHY L. GIES
 Lands' End, Inc.
 One Lands' End Lane
 Dodgeville, WI.  53595








                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC  20549

                               ________________

                                  FORM 11-K



(Mark one)
  X    ANNUAL REPORT PURSUANT TO SECTION 15(d)
       OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).
       For the year ended December 31, 1995
                      OR
       TRANSITION REPORT PURSUANT TO SECTION 15(d)
       OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

       For the transition period from . . . . . to . . . . .

                        Commission file number 1-9769


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    LANDS' END, INC. RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               LANDS' END, INC.
                               LANDS' END LANE
                             DODGEVILLE, WI 53595


















                                  SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                                   LANDS' END, INC. RETIREMENT PLAN



                                   By /s/ DONALD R. HUGHES
                                   Donald R. Hughes
                                   Vice President-Finance



Date: June 27, 1996





























             Consent of Independent Public Accountants


As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the previously filed Lands' End, Inc. Form S-8 Registration Statement (No. 33-63461) for the Lands' End, Inc. Retirement Plan.





                                           ARTHUR ANDERSEN LLP



Milwaukee, Wisconsin,
June 26, 1996











































                             LANDS' END, INC.

                             RETIREMENT PLAN


   FINANCIAL STATEMENTS AS OF DECEMBER 31, 1995, AND DECEMBER 31, 1994

          TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS









































                               LANDS' END, INC.

                               RETIREMENT PLAN


                             FINANCIAL STATEMENTS

                   DECEMBER 31, 1995, AND DECEMBER 31, 1994


                              TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

     Statements of Net Assets Available for Plan Benefits, with Fund Information - December 31, 1995, and December 31, 1994

     Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information, for the Year Ended December 31, 1995.


NOTES TO FINANCIAL STATEMENTS


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Item 27(a)-Schedule of Assets Held for Investment Purposes-December 31, 1995

     Schedule II: Item 27(d)-Schedule of Reportable Transactions
                  for the Year Ended December 31, 1995




















                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
Lands' End, Inc. Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of Lands' End, Inc. Retirement Plan as of December 31, 1995 and 1994 and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1995. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the supplemental schedules based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In 1994 and as permitted by 29 CFR 2520.103-8 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by American Express Trust Company, the custodian of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1994 financial statements, except for comparing the information provided by the custodian, which is summarized in Note 10, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1994. The form and content of the information included in the 1994 financial statements, other than that derived from the information certified by the custodian, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above of Lands' End, Inc. Retirement Plan as of December 31, 1995 and for the year ended present fairly, in all material respects, the financial status of Lands' End, Inc. Retirement Plan as of December 31, 1995 and the changes in its financial status for the year then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1995 was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules, and fund information, have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1995 and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                           ARTHUR ANDERSEN LLP



Milwaukee, Wisconsin,
May 24, 1996



































                                          LANDS' END, INC.
                                          RETIREMENT PLAN
          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                      AS OF DECEMBER 31, 1995

                                               Fund Information
                         --------------------------------------------------------------
                                                                    Lands'      Partic-
                           Cash       Fixed                        End, Inc.    ipants'
(In thousands)            Equiva-     Income   Balanced  Equity      Stock       Loan
ASSETS                     lents       Fund      Fund     Fund       Fund        Fund     Total
INVESTMENTS, at fair
 value (cost at $38,476):
  U.S. Government
   Securities Fund II      $  34     $    -    $     -    $     -    $   -     $   -     $    34
  IDS Federal Income
   Fund, Inc.                  -      8,271          -          -        -         -       8,271
  IDS Mutual                   -          -     12,538          -        -         -      12,538
  IDS New Dimensions
   Fund, Inc.                  -          -          -     22,870        -         -      22,870
  Lands' End, Inc.
   Stock Fund                  -          -          -          -        8         -           8
Total Investments             34      8,271     12,538     22,870        8         -      43,721

LOANS TO PARTICIPANTS          -          -          -          -        -       852         852

RECEIVABLES:
  Employer Contributions      25        286        403        705       11         -       1,430
  Dividends                    -          -          -      1,015        -         -       1,015
Total receivables             25        286        403      1,720       11         -       2,445
NET ASSETS AVAILABLE
 FOR PLAN BENEFITS         $  59     $8,557    $12,941    $24,590    $  19     $ 852     $47,018
PARTICIPANTS' EQUITY
PARTICIPANTS' STATUS:
Active                     $  59     $8,249    $12,517    $23,124    $  19     $ 852     $44,820
Terminated                     -        308        424      1,466        -         -       2,198
TOTAL PARTICIPANTS'
 EQUITY                    $  59     $8,557    $12,941    $24,590    $  19     $ 852     $47,018

The accompanying notes to financial statements are an integral part of this statement.







                                          LANDS' END, INC.
                                          RETIREMENT PLAN
             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                      AS OF DECEMBER 31, 1994

                                                Fund Information
                                    ------------------------------------------
                                    Fixed                        Participants'
(In thousands)                      Income   Balanced  Equity        Loan
ASSETS                               Fund      Fund     Fund         Fund       Total
INVESTMENTS, at a fair value
 (cost at $30,126):
  IDS Federal Income Fund, Inc.     $6,134     $    -  $     -      $   -      $ 6,134
  IDS Mutual                             -      8,718        -          -        8,718
  IDS New Dimensions Fund, Inc.          -          -   13,687          -       13,687
Total Investments                    6,134      8,718   13,687          -       28,539

LOANS TO PARTICIPANTS                    -          -        -        657          657

RECEIVABLES:
  Employer contributions               379        465      750          -        1,594
  Dividends                              -          -      642          -          642
Total receivables                      379        465    1,392          -        2,236
CASH OVERDRAFTS                          -          -        -          -            -
NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                  $6,513     $9,183  $15,079      $ 657      $31,432

PARTICIPANTS' EQUITY

PARTICIPANTS' STATUS:
  Active                            $6,262     $8,865  $14,286      $ 651      $30,064
  Terminated                           251        318      793          6        1,368

TOTAL PARTICIPANTS' EQUITY          $6,513     $9,183  $15,079      $ 657      $31,432

The accompanying notes to financial statements are an integral part of this statement.












                                          LANDS' END, INC.
                                          RETIREMENT PLAN
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                               FOR THE YEARS ENDED DECEMBER 31, 1995

                                                   Fund Information
                               --------------------------------------------------------
                                   Cash    Fixed                     Lands' End,  Partic-
                                 Equiva-  Income   Balanced  Equity     Inc.      ipants'
(In thousands)                    lents    Fund      Fund     Fund   Stock Fund  Loan Fund  Total
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income-
   Net appreciation
    (depreciation) in fair
    market value of investments    $  -    $  471  $ 1,780   $ 4,713   $   -     $    -    $ 6,964
   Interest and dividend income       -       513      623     1,051       -          -      2,187
   Total investment income            -       984    2,403     5,764       -          -      9,151
Contributions-
 Employer contributions-
  Matching                            2       318      505       868       2          -      1,695
  Profit sharing                     25       286      403       705      11          -      1,430
 Participants' contributions          4       785    1,318     2,308       6          -      4,421
 Rollovers                            -        18       79        97       -          -        194
 Loan payments from participants      -        25       35        81       -       (141)         -
   Total contributions               31     1,432    2,340     4,059      19       (141)     7,740
Total additions                      31     2,416    4,743     9,823      19       (141)    16,891

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
  Benefits paid to participants     (83)     (298)    (276)     (633)      -        (15)    (1,305)
  Loan to participants                -       (56)    (109)     (186)      -        351          -

Total deductions                    (83)     (354)    (385)     (819)      -        336     (1,305)

FUND TRANSFERS                      111       (18)    (600)      507       -          -          -

NET INCREASE                         59     2,044    3,758     9,511      19        195     15,586

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS:
  Beginning of year                   -     6,513    9,183    15,079       -        657     31,432
  End of year                      $ 59    $8,557  $12,941   $24,590   $  19     $  852    $47,018

The accompanying notes to financial statements are an integral part of these statements.




                               LANDS' END, INC.

                               RETIREMENT PLAN

                        NOTES TO FINANCIAL STATEMENTS

                   DECEMBER 31, 1995, AND DECEMBER 31, 1994



(1)  Description of the Plan-

     The Lands' End, Inc. Retirement Plan (the "Plan") is a defined contribution plan and covers substantially all employees of Lands' End, Inc. (the "Company") who are at least 19 years of age as of the end of the Plan year and have completed 1,000 hours of eligible service. The Plan is sponsored and administered by the Company. Effective January 1, 1995, the Plan Custodian, IDS Trust Company, changed its name to American Express Trust Company. The Plan is governed by the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     Participants contribute to the Plan through salary reductions in amounts not exceeding 15 percent of participants' eligible compensation. Each participant's account is credited with the participant's voluntary contributions, the allocation of the Company contributions and Plan earnings in accordance with the Plan agreement.

     The Plan provides for employer matching and profit sharing contributions. Matching contributions are made in amounts equal to 50 percent of participant contributions, limited to three percent of participants' eligible compensation. Profit sharing contributions are made at the discretion of the Company's Board of Directors and are allocated to each participant's account based on his or her eligible compensation level (subject to certain Internal Revenue Service limits) in relation to all participants' compensation. Participants are fully vested in participant and employer contributions at all times.

     Participants have the ability to self-direct their funds. The following are descriptions of the funds:

          U.S. Government Securities Fund II is invested in U.S. Government and U.S. Agency securities and seeks to provide maximum current income consistent with liquidity and conservation of capital. This was a new fund option as of October 1, 1995.


          IDS Federal Income Fund, Inc. is an income fund. This fund is managed to help protect the participants' money from loss, while seeking a consistent rate of return.

          IDS Mutual is a balanced growth and income fund. This fund focuses on securities of medium to large, well-established companies that offer long-term capital appreciation and consistent income from dividends and interest.

          IDS New Dimensions Fund, Inc. is an equity growth fund. Funds in this group seek capital growth, primarily from common stocks. Income is not an investment objective.


          Lands' End, Inc. Stock Fund is a Company stock fund. This fund seeks long-term capital growth from Lands' End, Inc. common stock and money market investments. Income is not an investment objective. This was a new fund option as of October 1, 1995.

(2)  Summary of Significant Accounting Policies-

     Basis of Accounting

     The financial statements have been prepared on the accrual basis of accounting.

     Net Appreciation (Depreciation) in Fair Market Value of Investments

     Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets as net appreciation (depreciation) in fair market value of investments.

     Accounting Estimates-

     The preparation of financial statements required the use of certain estimates by management in determining the Plan's assets, revenues and expenses. Actual results could differ from those estimates.

     Administrative expenses-

     All administrative expenses for the Plan were paid by the Company, except certain mutual fund expenses that were netted against participants' investment yield.

(3)  Funding Policy-

     The Company's contributions to the Plan represent matching and profit sharing contributions. Matching contributions are deposited at specified intervals throughout the year. The employer contribution receivable as of December 31, 1995 and 1994, represents the accrued profit sharing contribution for the applicable year.

(4)  Investments-

     Investments are stated at fair market value as determined by the custodian by reference to published market data.

(5)  Loans to Participants-

     A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan of $1,000. Loans are repayable through payroll deductions over periods ranging up to 120 months. The interest rate is determined by the Plan administrator based on prevailing market conditions and is fixed over the term of the note. Interest rates ranged from 7.0% to 12.5% during the year.

(6)  Benefits Paid to Participants-

     Benefits paid to participants represent the amounts paid to participants who have terminated employment. Amounts currently payable to terminated participants included in net assets available for plan benefits as of December 31, 1995 and 1994, was $103,276 and $112,217, respectively.



(7)  Income Tax Status-

     The Plan has obtained a determination letter from the Internal Revenue Service dated May 16, 1994, approving the Plan as qualified for tax-exempt status. Plan amendments adopted since the last tax determination letter will be included in the Company's next filing. The Company's management believes the Plan remains tax-exempt.

(8)  Related Party Transactions-

     The Plan periodically invests in common funds managed by the current custodian, American Express Trust Company. Also, the Plan invests in the Company's common stock. These transactions, which are included in the accompanying schedules, are not considered prohibited transactions by statutory exemption under ERISA regulations.

(9)  Plan Termination-

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(10) Information Certified by the Plan Custodian-

     In 1994, the Plan administrator elected the method of annual reporting compliance permitted by 29 CFR 2520.103-8 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA in 1994. Accordingly, the Plan Custodian, American Express Trust Company, has certified that the following data included in the accompanying 1994 financial statements and schedules is complete and accurate:

     (a) The net assets available for Plan benefits as shown in the 1994 Statement of Net Assets Available for Plan Benefits, except for the employer contribution receivable and loans to participants.

     The Plan's independent public accountants did not perform any auditing procedures with respect to this information, except for comparing such information to the related information included in the financial statements and schedules.

(11) Reconciliation of Net Assets Available for Plan Benefits to

     Form 5500-

     The difference between net assets in both the Statements of Net Assets Available for Plan Benefits and the Plan's Form 5500 is due to benefit claims payable to terminated participants. This difference as of December 31 is summarized as follows:


                                                    1995            1994

          Net assets, per Form 5500             $46,914,984     $31,320,586

          Benefits claims payable                   103,276         112,217

          Net assets, per Statement of Net
            Assets Available for Plan Benefits  $47,018,260     $31,432,803









                                             SCHEDULE I
                                             EI No.  36-2512786
                                             Plan No. 001



                             LANDS' END, INC.

                             RETIREMENT PLAN


       ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             DECEMBER 31, 1995


Description                                 Cost     Fair Value

U.S. Government Securities Fund II    $    34,414   $    34,414

IDS Federal Income Fund, Inc.           8,230,929     8,270,402

IDS Mutual                             11,745,720    12,537,546

IDS New Dimensions Fund, Inc.          18,456,677    22,871,220

*Lands' End, Inc. Stock Fund                8,510         8,100

     Total Investments                $38,476,250   $43,721,682

Loans to Participants                 $   851,331   $   851,331


*Represents a party in interest






















SCHEDULE II - Item 27d Schedule of Reportable Transactions

                                    SCHEDULE G INFORMATION - PART V
                                        REPORTABLE TRANSACTIONS
                                         LANDS' END RETIREMENT
                                       FROM 1/1/95 TO 12/31/95


                    BEGINNING MARKET VALUE              29,197,174.38
                    COMPARATIVE VALUE (5%)               1,459,858.72
                    ----------------------         ------------------

    CATEGORY 1 - SINGLE TRANSACTION EXCEEDS 5% OF VALUE

    ***  NO TRANSACTIONS QUALIFIED FOR THIS SECTION  ***

- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------

    CATEGORY 2 - SERIES OF TRANSACTIONS WITH SAME BROKER EXCEEDS 5% OF VALUE

    ***  NO TRANSACTIONS QUALIFIED FOR THIS SECTION  ***

- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
    CATEGORY 3 - SERIES OF TRANSACTIONS IN SAME SECURITY EXCEEDS 5% OF VALUE

            ISSUE: 44943K301 - IDS FEDERAL INCOME FUND Y

                                                             ACCOUNT DM0144200
              DATE        SHARES/    UNIT    EXPENSE    PRINCIPAL      COST       REALIZED
ACCOUNT    BOUGHT/SOLD   PAR VALUE   PRICE   INCURRED      CASH     ADJUSTMENT   GAIN/LOSS
DM0144200   03/21/95 B       7,896   4.871          0     38,463-       38,463
DM0144200   03/22/95 B       1,684   4.871          0      8,201-        8,201
DM0144200   03/23/95 B       1,790   4.861          0      8,700-        8,700
DM0144200   03/27/95 B       4,218   4.875          0     20,561-       20,561
DM0144200   03/28/95 B      13,274   4.877          0     64,736-       64,736
DM0144200   03/30/95 B       8,643   4.861          0     42,013-       42,013
DM0144200   03/30/95 B      77,916   4.861          0    378,749-      378,749
DM0144200   04/03/95 B       6,367   4.860          0     30,945-       30,945
DM0144200   04/04/95 B       1,126   4.863          0      5,478-        5,478
DM0144200   04/05/95 B       2,465   4.870          0     12,002-       12,002
DM0144200   04/06/95 B       1,330   4.868          0      6,472-        6,472
DM0144200   04/10/95 B       4,154   4.869          0     20,225-       20,225
DM0144200   04/12/95 B          46   4.869          0        226-          226
DM0144200   04/12/95 S      14,034   4.869          0     68,332        71,297      -2,965
DM0144200   04/18/95 B           7   4.882          0         34-           34
DM0144200   04/18/95 B       1,722   4.882          0      8,404-        8,404
DM0144200   04/19/95 S          36   4.879          0        174           181          -7
DM0144200   04/24/95 B       4,380   4.882          0     21,384-       21,384
DM0144200   04/26/95 B           9   4.885          0         43-           43
DM0144200   04/26/95 S       1,468   4.885          0      7,173         7,458        -286
DM0144200   04/27/95 S          52   4.885          0        253           264         -10
DM0144200   04/28/95 B       9,294   4.883          0     45,383-       45,383
DM0144200   04/28/95 B         904   4.883          0      4,414-        4,414
DM0144200   05/01/95 B       4,490   4.881          0     21,914-       21,914
DM0144200   05/02/95 S          53   4.874          0        259           270         -11
DM0144200   05/04/95 S       1,835   4.891          0      8,977         9,319        -342
DM0144200   05/05/95 B           2   4.905          0          8-            8
DM0144200   05/05/95 S         983   4.905          0      4,822         4,992        -170
DM0144200   05/08/95 B           1   4.926          0          4-            4
DM0144200   05/08/95 B       3,800   4.926          0     18,717-       18,717
DM0144200   05/12/95 B           9   4.917          0         46-           46
DM0144200   05/12/95 S       3,070   4.917          0     15,093        15,585        -492
DM0144200   05/15/95 B       4,493   4.919          0     22,103-       22,103
DM0144200   05/16/95 S       1,015   4.927          0      5,000         5,152        -152
DM0144200   05/17/95 S       2,027   4.934          0     10,000        10,289        -289
DM0144200   05/22/95 B       4,338   4.920          0     21,344-       21,344
DM0144200   05/24/95 S          90   4.929          0        444           457         -13
DM0144200   05/25/95 S         109   4.944          0        537           551         -14
DM0144200   05/26/95 B           1   4.951          0          6-            6
DM0144200   05/26/95 S         560   4.951          0      2,771         2,841         -70
DM0144200   05/30/95 B       8,876   4.943          0     43,876-       43,876
DM0144200   05/30/95 B       4,318   4.943          0     21,343-       21,343
DM0144200   06/02/95 B           1   4.967          0          4-            4
DM0144200   06/02/95 S         829   4.967          0      4,116         4,205         -90
DM0144200   06/05/95 B         185   4.967          0        917-          917
DM0144200   06/05/95 B       4,123   4.981          0     20,539-       20,539
DM0144200   06/12/95 B           0   4.936          0          2-            2
DM0144200   06/12/95 B       4,181   4.935          0     20,632-       20,632
DM0144200   06/13/95 B           8   4.944          0         40-           40
DM0144200   06/13/95 S       2,283   4.944          0     11,287        11,585        -298
DM0144200   06/14/95 B           9   4.981          0         45-           45
DM0144200   06/14/95 S       2,458   4.981          0     12,246        12,475        -230
DM0144200   06/15/95 B           6   4.971          0         29-           29
DM0144200   06/15/95 S       1,511   4.971          0      7,513         7,670        -156
DM0144200   06/16/95 B           0   4.968          0          2-            2
DM0144200   06/16/95 S         112   4.968          0        555           567         -12
DM0144200   06/19/95 B       4,295   4.957          0     21,291-       21,291
DM0144200   06/20/95 S       2,754   4.977          0     13,705        13,973        -267
DM0144200   06/26/95 B       3,980   4.981          0     19,826-       19,826
DM0144200   06/26/95 S           1   4.981          0          7             7           0
DM0144200   06/27/95 S         603   4.975          0      3,000         3,060         -60
DM0144200   06/28/95 B       9,025   4.980          0     44,944-       44,944
DM0144200   06/30/95 B           1   4.958          0          5-            5
DM0144200   06/30/95 S       2,379   4.958          0     11,797        12,072        -274
DM0144200   07/03/95 B       3,834   4.967          0     19,045-       19,045
DM0144200   07/07/95 S         398   4.996          0      1,989         2,020         -31
DM0144200   07/10/95 B       3,693   5.004          0     18,480-       18,480
DM0144200   07/11/95 B           4   5.006          0         21-           21
DM0144200   07/11/95 S       3,758   5.006          0     18,810        19,062        -251
DM0144200   07/12/95 S       1,060   4.999          0      5,300         5,378         -78
DM0144200   07/13/95 B          14   4.996          0         72-           72
DM0144200   07/13/95 S       5,313   4.996          0     26,544        26,953        -409
DM0144200   07/14/95 B           5   4.997          0         23-           23
DM0144200   07/14/95 S       1,599   4.997          0      7,992         8,113        -121
DM0144200   07/17/95 B           2   4.984          0         12-           12
DM0144200   07/17/95 S       8,949   4.984          0     44,604        45,399        -796
DM0144200   07/19/95 B          16   4.969          0         78-           78
DM0144200   07/19/95 S       4,168   4.969          0     20,711        21,144        -433
DM0144200   07/21/95 B       2,042   4.941          0     10,089-       10,089
DM0144200   07/24/95 B       3,819   4.930          0     18,827-       18,827
DM0144200   07/26/95 B           2   4.936          0          8-            8
DM0144200   07/26/95 B         673   4.936          0      3,323-        3,323
DM0144200   07/27/95 B         219   4.933          0      1,079-        1,079
DM0144200   07/28/95 B       7,957   4.945          0     39,349-       39,349
DM0144200   07/28/95 S       2,138   4.945          0     10,575        10,845        -271
DM0144200   07/31/95 B       3,655   4.942          0     18,061-       18,061
DM0144200   08/01/95 B           0   4.945          0          1-            1
DM0144200   08/01/95 S         332   4.945          0      1,640         1,682         -42
DM0144200   08/02/95 B           1   4.936          0          6-            6
DM0144200   08/02/95 S         381   4.936          0      1,882         1,934         -52
DM0144200   08/03/95 B           1   4.949          0          6-            6
DM0144200   08/03/95 S       1,007   4.949          0      4,984         5,107        -123
DM0144200   08/07/95 B           2   4.941          0          8-            8
DM0144200   08/07/95 B       3,126   4.941          0     15,444-       15,444
DM0144200   08/08/95 B           1   4.944          0          3-            3
DM0144200   08/08/95 S         275   4.944          0      1,359         1,394         -35
DM0144200   08/14/95 B           3   4.921          0         15-           15
DM0144200   08/14/95 B       2,831   4.921          0     13,934-       13,934
DM0144200   08/15/95 B       1,873   4.925          0      9,227-        9,227
DM0144200   08/21/95 B       3,852   4.929          0     18,986-       18,986
DM0144200   08/23/95 B           0   4.928          0          0-            0
DM0144200   08/28/95 B           1   4.955          0          7-            7
DM0144200   08/28/95 B       6,298   4.955          0     31,208-       31,208
DM0144200   08/29/95 B       8,045   4.967          0     39,960-       39,960
DM0144200   08/29/95 S       2,062   4.967          0     10,242        10,453        -211
DM0144200   08/30/95 B          16   4.961          0         80-           80
DM0144200   09/05/95 B           0   4.972          0          0-            0
DM0144200   09/05/95 B       6,631   4.982          0     33,036-       33,036
DM0144200   09/07/95 B           8   4.987          0         40-           40
DM0144200   09/07/95 S       2,515   4.987          0     12,541        12,747        -206
DM0144200   09/11/95 B           0   4.979          0          2-            2
DM0144200   09/11/95 B       3,924   4.979          0     19,537-       19,537
DM0144200   09/12/95 B          34   4.981          0        170-          170
DM0144200   09/12/95 S      11,298   4.981          0     56,275        57,265        -990
DM0144200   09/13/95 B       1,671   4.991          0      8,339-        8,339
DM0144200   09/14/95 B          13   4.993          0         64-           64
DM0144200   09/14/95 S       6,757   4.993          0     33,740        34,251        -511
DM0144200   09/15/95 B       3,158   4.999          0     15,788-       15,788
DM0144200   09/18/95 B       4,285   4.992          0     21,392-       21,392
DM0144200   09/19/95 B           2   4.987          0         11-           11
DM0144200   09/19/95 S       3,172   4.987          0     15,819        16,077        -258
DM0144200   09/20/95 B           3   4.993          0         13-           13
DM0144200   09/20/95 S         612   4.993          0      3,055         3,101         -46
DM0144200   09/21/95 B          21   4.997          0        105-          105
DM0144200   09/21/95 S       4,585   4.997          0     22,912        23,239        -327
DM0144200   09/22/95 B           0   4.982          0          1-            1
DM0144200   09/22/95 S          38   4.981          0        189           192          -3
DM0144200   09/26/95 B       4,019   4.983          0     20,026-       20,026
DM0144200   09/27/95 B           7   4.977          0         33-           33
DM0144200   09/27/95 S       1,186   4.977          0      5,900         6,008        -108
DM0144200   09/28/95 B       8,805   4.975          0     43,807-       43,807
DM0144200   09/28/95 S         320   4.975          0      1,592         1,621         -30
DM0144200   09/29/95 B           0   4.981          0          1-            1
DM0144200   09/29/95 S       1,276   4.980          0      6,355         6,467        -112
DM0144200   10/02/95 B           1   4.993          0          6-            6
DM0144200   10/02/95 B       5,713   4.993          0     28,526-       28,526
DM0144200   10/03/95 B           1   4.997          0          4-            4
DM0144200   10/03/95 B       1,946   4.996          0      9,723-        9,723
DM0144200   10/04/95 S           3   4.996          0         17            17           0
DM0144200   10/04/95 S         294   4.997          0      1,471         1,491         -21
DM0144200   10/05/95 B          10   5.003          0         50-           50
DM0144200   10/06/95 S          10   5.009          0         50            51          -1
DM0144200   10/10/95 B         636   5.011          0      3,186-        3,186
DM0144200   10/11/95 B           6   5.012          0         29-           29
DM0144200   10/11/95 B       1,544   5.012          0      7,736-        7,736
DM0144200   10/12/95 S       2,778   5.007          0     13,911        14,078        -167
DM0144200   10/13/95 B           3   5.005          0         17-           17
DM0144200   10/13/95 B       1,772   5.005          0      8,870-        8,870
DM0144200   10/17/95 B           0   5.022          0          1-            1
DM0144200   10/17/95 B      15,395   5.022          0     77,311-       77,311
DM0144200   10/18/95 B          12   5.021          0         58-           58
DM0144200   10/18/95 S       5,722   5.021          0     28,731        28,991        -261
DM0144200   10/19/95 S       2,203   5.018          0     11,055        11,162        -107
DM0144200   10/20/95 B           9   5.015          0         43-           43
DM0144200   10/20/95 S       1,943   5.015          0      9,746         9,846        -100
DM0144200   10/23/95 B           4   5.008          0         22-           22
DM0144200   10/23/95 B       2,475   5.008          0     12,397-       12,397
DM0144200   10/24/95 B          12   5.004          0         60-           60
DM0144200   10/24/95 S       3,198   5.004          0     16,003        16,203        -200
DM0144200   10/25/95 B           3   5.013          0         13-           13
DM0144200   10/25/95 S         542   5.013          0      2,718         2,747         -29
DM0144200   10/26/95 B           3   5.018          0         17-           17
DM0144200   10/26/95 S         430   5.018          0      2,157         2,178         -21
DM0144200   10/30/95 B       8,161   5.014          0     40,920-       40,920
DM0144200   10/30/95 B       3,927   5.014          0     19,692-       19,692
DM0144200   10/31/95 B           0   5.017          0          1-            1
DM0144200   10/31/95 S         385   5.017          0      1,932         1,951         -19
DM0144200   11/03/95 B           0   5.034          0          1-            1
DM0144200   11/03/95 S         281   5.036          0      1,414         1,422          -8
DM0144200   11/06/95 B       4,205   5.036          0     21,175-       21,175
DM0144200   11/08/95 B           2   5.029          0         12-           12
DM0144200   11/08/95 S       1,158   5.029          0      5,822         5,865         -43
DM0144200   11/09/95 B           1   5.035          0          5-            5
DM0144200   11/09/95 S         404   5.035          0      2,036         2,049         -13
DM0144200   11/10/95 B          10   5.036          0         50-           50
DM0144200   11/10/95 S          36   5.018          0        180           182          -2
DM0144200   11/10/95 S          18   5.008          0         90            91          -1
DM0144200   11/10/95 S          18   5.014          0         90            91          -1
DM0144200   11/10/95 S          18   5.036          0         90            91          -1
DM0144200   11/10/95 S       4,498   5.036          0     22,653        22,788        -135
DM0144200   11/13/95 B           1   5.031          0          4-            4
DM0144200   11/13/95 B       3,952   5.031          0     19,882-       19,882
DM0144200   11/14/95 S       1,544   5.036          0      7,774         7,820         -46
DM0144200   11/16/95 S       1,113   5.028          0      5,595         5,637         -42
DM0144200   11/20/95 B       4,420   5.043          0     22,288-       22,288
DM0144200   11/22/95 B           0   5.036          0          1-            1
DM0144200   11/22/95 S       1,974   5.037          0      9,941         9,998         -57
DM0144200   11/24/95 B           2   5.036          0         12-           12
DM0144200   11/24/95 S         503   5.036          0      2,533         2,548         -15
DM0144200   11/27/95 B       4,573   5.037          0     23,036-       23,036
DM0144200   11/29/95 B       9,115   5.043          0     45,966-       45,966
DM0144200   11/29/95 S         277   5.043          0      1,398         1,404          -6
DM0144200   11/30/95 B           0   5.049          0          2-            2
DM0144200   11/30/95 S         367   5.049          0      1,851         1,857          -6
DM0144200   12/01/95 B           0   5.059          0          2-            2
DM0144200   12/01/95 S       1,357   5.059          0      6,867         6,876          -9
DM0144200   12/04/95 B       4,429   5.064          0     22,426-       22,426
DM0144200   12/07/95 B           0   5.061          0          1-            1
DM0144200   12/07/95 S         455   5.063          0      2,301         2,303          -1
DM0144200   12/11/95 B           2   5.060          0         11-           11
DM0144200   12/11/95 B       3,897   5.060          0     19,718-       19,718
DM0144200   12/14/95 B           6   5.056          0         32-           32
DM0144200   12/14/95 S       1,949   5.056          0      9,856         9,875         -19
DM0144200   12/19/95 B       4,933   5.049          0     24,908-       24,908
DM0144200   12/20/95 B           6   5.059          0         30-           30
DM0144200   12/20/95 S       1,301   5.059          0      6,580         6,588          -8
DM0144200   12/21/95 B          20   5.063          0         99-           99
DM0144200   12/21/95 S         427   5.063          0      2,163         2,164          -1
DM0144200   12/26/95 B       5,301   5.069          0     26,870-       26,870
DM0144200   12/27/95 B          14   5.072          0         69-           69
DM0144200   12/28/95 B           4   5.076          0         22-           22
DM0144200   12/28/95 S       1,384   5.076          0      7,025         7,010          14
DM0144200   12/29/95 B       9,896   5.082          0     50,293-       50,293
DM0144200   12/29/95 B         353   5.082          0      1,795-        1,795
                                            ---------  ----------   ----------  ----------
SUB-TOTAL                                           0  2,588,300     2,601,275     -12,978
            ISSUE: 449442409 - IDS MUTUAL Y

DM0144200   03/21/95 B       5,423  11.667          0     63,269-       63,269
DM0144200   03/27/95 B       2,816  11.744          0     33,068-       33,068
DM0144200   03/30/95 B      39,398  11.807          0    465,171-      465,171
DM0144200   03/31/95 B       9,905  11.697          0    115,856-      115,856
DM0144200   04/03/95 B       2,981  11.685          0     34,837-       34,837
DM0144200   04/05/95 B          78  11.750          0        920-          920
DM0144200   04/06/95 S          16  11.734          0        183           190          -7
DM0144200   04/07/95 S       6,790  11.751          0     79,793        82,786      -2,993
DM0144200   04/10/95 B       2,742  11.753          0     32,225-       32,225
DM0144200   04/12/95 S           2  11.741          0         20            21          -1
DM0144200   04/18/95 B       2,783  11.749          0     32,693-       32,693
DM0144200   04/19/95 S         469  11.737          0      5,504         5,716        -212
DM0144200   04/24/95 B       2,915  11.780          0     34,342-       34,342
DM0144200   04/26/95 B         304  11.813          0      3,586-        3,586
DM0144200   04/27/95 S          23  11.825          0        275           283          -8
DM0144200   04/28/95 S         246  11.831          0      2,912         3,000         -88
DM0144200   05/01/95 B       2,959  11.829          0     35,003-       35,003
DM0144200   05/02/95 S         224  11.843          0      2,652         2,729         -77
DM0144200   05/04/95 S          41  11.929          0        494           504         -11
DM0144200   05/05/95 S       1,577  11.963          0     18,869        19,221        -352
DM0144200   05/08/95 B       2,935  12.014          0     35,258-       35,258
DM0144200   05/09/95 S         891  12.050          0     10,739        10,859        -121
DM0144200   05/10/95 B       1,803  12.091          0     21,803-       21,803
DM0144200   05/15/95 B       2,783  12.125          0     33,746-       33,746
DM0144200   05/22/95 B       2,832  12.080          0     34,208-       34,208
DM0144200   05/23/95 S         217  12.117          0      2,630         2,645         -15
DM0144200   05/24/95 S         215  12.174          0      2,612         2,614          -2
DM0144200   05/25/95 S         366  12.204          0      4,461         4,454           7
DM0144200   05/26/95 S         527  12.221          0      6,436         6,417          19
DM0144200   05/30/95 B       2,569  12.170          0     31,268-       31,268
DM0144200   06/02/95 S          46  12.344          0        572           565           7
DM0144200   06/05/95 B       2,196  12.354          0     27,131-       27,131
DM0144200   06/08/95 S         540  12.364          0      6,677         6,580          97
DM0144200   06/12/95 B       2,815  12.230          0     34,427-       34,427
DM0144200   06/13/95 S       2,291  12.265          0     28,100        27,917         182
DM0144200   06/14/95 S       1,021  12.368          0     12,627        12,440         186
DM0144200   06/15/95 B         280  12.363          0      3,461-        3,461
DM0144200   06/19/95 B       2,855  12.349          0     35,262-       35,262
DM0144200   06/20/95 S         153  12.400          0      1,900         1,867          33
DM0144200   06/21/95 S         255  12.392          0      3,158         3,105          52
DM0144200   06/26/95 B       2,721  12.440          0     33,847-       33,847
DM0144200   06/26/95 S           2  12.440          0         21            20           0
DM0144200   06/27/95 S         699  12.349          0      8,628         8,514         113
DM0144200   06/29/95 B       9,822  12.235          0    120,170-      120,170
DM0144200   06/30/95 B         264  12.178          0      3,215-        3,215
DM0144200   07/03/95 B       2,686  12.231          0     32,855-       32,855
DM0144200   07/10/95 B       2,507  12.497          0     31,326-       31,326
DM0144200   07/11/95 B         704  12.520          0      8,810-        8,810
DM0144200   07/13/95 S       2,177  12.540          0     27,298        26,533         765
DM0144200   07/14/95 S         105  12.534          0      1,314         1,278          36
DM0144200   07/17/95 B       4,357  12.502          0     54,473-       54,473
DM0144200   07/18/95 B         274  12.518          0      3,436-        3,436
DM0144200   07/19/95 S       1,753  12.462          0     21,847        21,370         477
DM0144200   07/21/95 S         580  12.379          0      7,175         7,066         109
DM0144200   07/24/95 B       2,596  12.349          0     32,058-       32,058
DM0144200   07/25/95 B       4,790  12.375          0     59,278-       59,278
DM0144200   07/26/95 S         738  12.429          0      9,169         8,994         175
DM0144200   07/27/95 S       2,799  12.420          0     34,759        34,120         639
DM0144200   07/28/95 B          51  12.467          0        635-          635
DM0144200   07/31/95 B       2,543  12.435          0     31,624-       31,624
DM0144200   08/02/95 S         696  12.413          0      8,637         8,484         154
DM0144200   08/07/95 B       2,311  12.430          0     28,721-       28,721
DM0144200   08/08/95 S         121  12.468          0      1,509         1,476          33
DM0144200   08/09/95 S         161  12.454          0      2,007         1,965          42
DM0144200   08/14/95 B       1,886  12.340          0     23,277-       23,277
DM0144200   08/15/95 S         359  12.373          0      4,438         4,373          64
DM0144200   08/21/95 B       2,681  12.376          0     33,176-       33,176
DM0144200   08/22/95 S         536  12.413          0      6,649         6,532         117
DM0144200   08/23/95 S         973  12.396          0     12,055        11,859         197
DM0144200   08/25/95 S       1,168  12.392          0     14,472        14,240         232
DM0144200   08/28/95 B       2,455  12.467          0     30,608-       30,608
DM0144200   08/29/95 S         332  12.489          0      4,152         4,054          98
DM0144200   08/30/95 S          20  12.494          0        250           244           6
DM0144200   09/05/95 B       2,753  12.580          0     34,635-       34,635
DM0144200   09/07/95 S       1,210  12.634          0     15,283        14,753         530
DM0144200   09/07/95 S         444  12.651          0      5,620         5,417         202
DM0144200   09/08/95 S          57  12.651          0        724           698          26
DM0144200   09/11/95 B       2,734  12.677          0     34,665-       34,665
DM0144200   09/12/95 S       1,480  12.698          0     18,789        18,047         741
DM0144200   09/13/95 S         482  12.742          0      6,143         5,881         263
DM0144200   09/14/95 S         100  12.749          0      1,270         1,215          55
DM0144200   09/15/95 S         587  12.819          0      7,519         7,154         365
DM0144200   09/18/95 B       2,738  12.837          0     35,148-       35,148
DM0144200   09/20/95 S         260  12.820          0      3,329         3,168         161
DM0144200   09/22/95 B           6  12.788          0         76-           76
DM0144200   09/25/95 S         871  12.748          0     11,107        10,629         478
DM0144200   09/26/95 B       2,345  12.740          0     29,875-       29,875
DM0144200   09/27/95 B         173  12.740          0      2,205-        2,205
DM0144200   09/28/95 B           3  12.736          0         36-           36
DM0144200   09/29/95 B       9,843  12.640          0    124,421-      124,421
DM0144200   09/29/95 S         524  12.640          0      6,626         6,398         228
DM0144200   10/02/95 S       1,565  12.688          0     19,857        19,102         756
DM0144200   10/03/95 S         603  12.698          0      7,658         7,360         297
DM0144200   10/04/95 S           1  12.699          0         14            13           1
DM0144200   10/04/95 S         598  12.697          0      7,598         7,303         294
DM0144200   10/05/95 S           8  12.692          0        100            96           4
DM0144200   10/10/95 B          61  12.688          0        779-          779
DM0144200   10/11/95 S       2,862  12.665          0     36,253        34,936       1,316
DM0144200   10/12/95 S       2,206  12.691          0     27,995        26,923       1,072
DM0144200   10/13/95 B         685  12.665          0      8,680-        8,680
DM0144200   10/13/95 B          55  12.742          0        699-          699
DM0144200   10/16/95 S         654  12.785          0      8,366         7,987         379
DM0144200   10/17/95 S       3,617  12.774          0     46,209        44,152       2,056
DM0144200   10/18/95 B       1,364  12.789          0     17,446-       17,446
DM0144200   10/19/95 B       3,418  12.768          0     43,646-       43,646
DM0144200   10/20/95 S         755  12.776          0      9,640         9,212         428
DM0144200   10/23/95 B       2,106  12.736          0     26,818-       26,818
DM0144200   10/24/95 B         773  12.677          0      9,800-        9,800
DM0144200   10/26/95 S         281  12.617          0      3,546         3,432         114
DM0144200   10/27/95 S         483  12.544          0      6,065         5,903         161
DM0144200   10/30/95 B       2,937  12.588          0     36,974-       36,974
DM0144200   10/31/95 S         578  12.600          0      7,286         7,061         225
DM0144200   11/02/95 B         159  12.608          0      1,999-        1,999
DM0144200   11/03/95 S       1,490  12.681          0     18,892        18,192         700
DM0144200   11/06/95 B       3,079  12.696          0     39,090-       39,090
DM0144200   11/08/95 B         206  12.694          0      2,620-        2,620
DM0144200   11/09/95 B          48  12.783          0        611-          611
DM0144200   11/10/95 B           3  12.768          0         36-           36
DM0144200   11/10/95 B           1  12.736          0         18-           18
DM0144200   11/10/95 B           1  12.588          0         18-           18
DM0144200   11/10/95 B           1  12.695          0         18-           18
DM0144200   11/10/95 S       1,891  12.778          0     24,163        23,095       1,068
DM0144200   11/13/95 B       2,511  12.766          0     32,061-       32,061
DM0144200   11/14/95 S          78  12.769          0      1,002           958          44
DM0144200   11/17/95 S         443  12.852          0      5,695         5,413         282
DM0144200   11/20/95 B       2,873  12.884          0     37,011-       37,011
DM0144200   11/21/95 S       3,053  12.888          0     39,349        37,299       2,050
DM0144200   11/22/95 S         407  12.916          0      5,254         4,970         285
DM0144200   11/24/95 S       2,463  12.928          0     31,843        30,090       1,752
DM0144200   11/27/95 B       2,913  12.938          0     37,692-       37,692
DM0144200   11/29/95 B         116  13.008          0      1,515-        1,515
DM0144200   11/30/95 S         972  13.043          0     12,679        11,878         801
DM0144200   12/01/95 B         304  13.049          0      3,965-        3,965
DM0144200   12/04/95 B       2,821  13.093          0     36,939-       36,939
DM0144200   12/06/95 S         321  13.226          0      4,248         3,926         323
DM0144200   12/07/95 S          24  13.249          0        316           291          24
DM0144200   12/11/95 B       2,998  13.190          0     39,540-       39,540
DM0144200   12/12/95 S         920  13.221          0     12,161        11,245         916
DM0144200   12/14/95 S       1,062  13.240          0     14,060        12,982       1,078
DM0144200   12/19/95 B       3,065  13.084          0     40,096-       40,096
DM0144200   12/21/95 B       1,642  13.117          0     21,541-       21,541
DM0144200   12/22/95 S       1,861  13.185          0     24,540        22,761       1,779
DM0144200   12/26/95 B       3,263  13.206          0     43,096-       43,096
DM0144200   12/28/95 S         305  13.270          0      4,051         3,735         317
DM0144200   12/29/95 B      18,922  13.032          0    246,596-      246,596
DM0144200   12/29/95 B         207  13.032          0      2,692-        2,692
                                            ---------  -----------   ---------  ----------
                    SUB-TOTAL                       0  3,438,344     3,416,810      21,524

            ISSUE: 449444108 - IDS NEW DIMENSIONS FD INC

DM0144200   01/03/95 B      48,285  13.289          0    641,662-      641,662
DM0144200   01/03/95 S         406  13.289          0      5,399         5,458         -59
DM0144200   01/05/95 S       1,178  13.201          0     15,555        15,830        -275
DM0144200   01/09/95 B       4,776  13.240          0     63,236-       63,236
DM0144200   01/10/95 B       1,767  13.288          0     23,484-       23,484
DM0144200   01/11/95 S       1,990  13.380          0     26,631        26,737        -105
DM0144200   01/12/95 B         782  13.343          0     10,436-       10,436
DM0144200   01/17/95 B         737  13.560          0     10,000-       10,000
DM0144200   01/17/95 S         147  13.467          0      1,977         1,972           5
DM0144200   01/18/95 B       5,009  13.585          0     68,048-       68,048
DM0144200   01/20/95 B         147  13.467          0      1,977-        1,977
DM0144200   01/20/95 S         456  13.505          0      6,154         6,122          33
DM0144200   01/23/95 B       4,021  13.384          0     53,824-       53,824
DM0144200   01/24/95 S         601  13.389          0      8,050         8,077         -27
DM0144200   01/25/95 S         124  13.433          0      1,663         1,663           0
DM0144200   01/26/95 S       1,488  13.383          0     19,912        19,987         -75
DM0144200   01/27/95 S         721  13.363          0      9,628         9,679         -51
DM0144200   01/30/95 B       3,977  13.402          0     53,295-       53,295
DM0144200   01/31/95 S       2,596  13.311          0     34,551        34,869        -318
DM0144200   02/02/95 S       1,338  13.407          0     17,932        17,968         -35
DM0144200   02/03/95 B       1,522  13.478          0     20,512-       20,512
DM0144200   02/06/95 B       3,117  13.633          0     42,500-       42,500
DM0144200   02/08/95 B           6  13.724          0         82-           82
DM0144200   02/08/95 S         189  13.688          0      2,581         2,533          48
DM0144200   02/09/95 S       1,797  13.699          0     24,615        24,139         476
DM0144200   02/10/95 B          26  13.699          0        362-          362
DM0144200   02/10/95 B           2  13.712          0         31-           31
DM0144200   02/13/95 B          26  13.711          0        363-          363
DM0144200   02/13/95 B       3,877  13.765          0     53,372-       53,372
DM0144200   02/15/95 B         378  13.765          0      5,198-        5,198
DM0144200   02/21/95 B       4,338  13.724          0     59,530-       59,530
DM0144200   02/22/95 S         668  13.715          0      9,167         8,981         186
DM0144200   02/24/95 S           6  13.724          0         82            80           2
DM0144200   02/27/95 B       5,634  13.835          0     77,943-       77,943
DM0144200   03/07/95 B       2,131  13.926          0     29,677-       29,677
DM0144200   03/08/95 S       2,499  13.811          0     34,508        33,580         929
DM0144200   03/09/95 S         203  13.824          0      2,802         2,724          78
DM0144200   03/13/95 B       4,210  13.979          0     58,856-       58,856
DM0144200   03/15/95 S         108  13.979          0      1,510         1,452          58
DM0144200   03/17/95 S         131  14.182          0      1,861         1,764          97
                                              -------  ----------   ----------  ----------
                    SUB-TOTAL                       0  1,498,966     1,498,003         967

            ISSUE: 449444306 - IDS NEW DIMENSIONS FUND Y

DM0144200   03/21/95 B       8,795  14.207          0    124,949-      124,949
DM0144200   03/22/95 S         578  14.201          0      8,201         7,766         435
DM0144200   03/23/95 S         613  14.183          0      8,700         8,249         451
DM0144200   03/27/95 B       4,054  14.326          0     58,076-       58,076
DM0144200   03/28/95 S       4,489  14.420          0     64,736        60,384       4,352
DM0144200   03/30/95 B      52,257  14.353          0    750,046-      750,046
DM0144200   04/03/95 B       3,600  14.268          0     51,371-       51,371
DM0144200   04/04/95 S         383  14.289          0      5,478         5,173         305
DM0144200   04/05/95 S         690  14.282          0      9,857         9,313         544
DM0144200   04/06/95 S         440  14.289          0      6,289         5,939         350
DM0144200   04/07/95 B       5,576  14.309          0     79,793-       79,793
DM0144200   04/10/95 B       4,885  14.348          0     70,087-       70,087
DM0144200   04/12/95 S       3,178  14.393          0     45,741        42,906       2,836
DM0144200   04/18/95 B       4,826  14.503          0     69,998-       69,998
DM0144200   04/19/95 B         286  14.470          0      4,141-        4,141
DM0144200   04/24/95 B       4,150  14.477          0     60,079-       60,079
DM0144200   04/26/95 B         246  14.599          0      3,586-        3,586
DM0144200   04/27/95 S          39  14.641          0        572           527          44
DM0144200   04/28/95 S         102  14.699          0      1,502         1,380         122
DM0144200   05/01/95 B       4,140  14.711          0     60,908-       60,908
DM0144200   05/02/95 S         205  14.669          0      3,003         2,766         237
DM0144200   05/04/95 B         467  14.919          0      6,971-        6,971
DM0144200   05/05/95 S         932  14.943          0     13,922        12,590       1,332
DM0144200   05/08/95 B       4,097  14.877          0     60,954-       60,954
DM0144200   05/09/95 S         749  14.991          0     11,226        10,123       1,103
DM0144200   05/10/95 B       1,456  14.979          0     21,803-       21,803
DM0144200   05/12/95 B       1,004  15.039          0     15,093-       15,093
DM0144200   05/15/95 B       4,038  15.059          0     60,804-       60,804
DM0144200   05/16/95 B         331  15.114          0      5,000-        5,000
DM0144200   05/17/95 S         626  15.172          0      9,500         8,470       1,030
DM0144200   05/22/95 B       4,040  14.962          0     60,451-       60,451
DM0144200   05/23/95 B         174  15.078          0      2,630-        2,630
DM0144200   05/24/95 S         453  15.260          0      6,917         6,134         783
DM0144200   05/25/95 B         163  15.271          0      2,483-        2,483
DM0144200   05/26/95 B         144  15.276          0      2,206-        2,206
DM0144200   05/30/95 B       4,203  15.115          0     63,533-       63,533
DM0144200   06/02/95 B         117  15.210          0      1,780-        1,780
DM0144200   06/05/95 B       4,273  15.203          0     64,961-       64,961
DM0144200   06/08/95 B         439  15.196          0      6,677-        6,677
DM0144200   06/12/95 B       3,957  15.148          0     59,944-       59,944
DM0144200   06/13/95 S         745  15.217          0     11,334        10,092       1,242
DM0144200   06/14/95 B         801  15.370          0     12,317-       12,317
DM0144200   06/15/95 B         151  15.410          0      2,330-        2,330
DM0144200   06/16/95 B          36  15.436          0        555-          555
DM0144200   06/19/95 B       3,819  15.545          0     59,373-       59,373
DM0144200   06/20/95 S         277  15.769          0      4,361         3,749         612
DM0144200   06/21/95 B         200  15.805          0      3,158-        3,158
DM0144200   06/26/95 B       3,643  15.941          0     58,074-       58,074
DM0144200   06/26/95 B           2  15.941          0         28-           28
DM0144200   06/27/95 B         737  15.774          0     11,628-       11,628
DM0144200   06/30/95 B         498  15.815          0      7,882-        7,882
DM0144200   07/03/95 B       3,553  15.844          0     56,298-       56,298
DM0144200   07/07/95 B         123  16.132          0      1,989-        1,989
DM0144200   07/10/95 B       3,729  16.265          0     60,652-       60,652
DM0144200   07/11/95 B         613  16.309          0     10,000-       10,000
DM0144200   07/12/95 B         326  16.233          0      5,300-        5,300
DM0144200   07/13/95 S       4,254  16.495          0     70,173        57,789      12,383
DM0144200   07/14/95 B         561  16.573          0      9,306-        9,306
DM0144200   07/17/95 B       6,104  16.573          0    101,166-      101,166
DM0144200   07/18/95 B         618  16.680          0     10,309-       10,309
DM0144200   07/19/95 B       2,582  16.481          0     42,558-       42,558
DM0144200   07/21/95 S         181  16.110          0      2,914         2,461         453
DM0144200   07/24/95 B       3,380  16.162          0     54,633-       54,633
DM0144200   07/25/95 S       3,625  16.352          0     59,278        49,355       9,923
DM0144200   07/26/95 B         255  16.548          0      4,226-        4,226
DM0144200   07/27/95 B       2,028  16.611          0     33,681-       33,681
DM0144200   07/28/95 B         709  16.771          0     11,897-       11,897
DM0144200   07/31/95 B       3,263  16.644          0     54,301-       54,301
DM0144200   08/01/95 B          99  16.610          0      1,640-        1,640
DM0144200   08/02/95 B         102  16.482          0      1,676-        1,676
DM0144200   08/03/95 B         305  16.356          0      4,984-        4,984
DM0144200   08/07/95 B       3,743  16.393          0     61,356-       61,356
DM0144200   08/08/95 B         174  16.444          0      2,868-        2,868
DM0144200   08/09/95 B         122  16.464          0      2,007-        2,007
DM0144200   08/14/95 S       1,895  16.455          0     31,180        25,846       5,334
DM0144200   08/15/95 S         469  16.614          0      7,789         6,395       1,394
DM0144200   08/21/95 B       3,417  16.733          0     57,171-       57,171
DM0144200   08/22/95 S         805  16.590          0     13,351        10,984       2,367
DM0144200   08/23/95 B         729  16.679          0     12,160-       12,160
DM0144200   08/25/95 B         870  16.642          0     14,472-       14,472
DM0144200   08/28/95 B       3,146  16.626          0     52,300-       52,300
DM0144200   08/30/95 S          82  16.507          0      1,352         1,119         233
DM0144200   09/05/95 B       2,862  16.656          0     47,671-       47,671
DM0144200   09/07/95 B       1,643  16.937          0     27,824-       27,824
DM0144200   09/07/95 B         277  17.010          0      4,711-        4,711
DM0144200   09/08/95 S         110  17.058          0      1,875         1,503         372
DM0144200   09/11/95 B       3,441  17.128          0     58,945-       58,945
DM0144200   09/12/95 S       2,265  17.207          0     38,968        30,983       7,985
DM0144200   09/13/95 S         996  17.197          0     17,126        13,625       3,501
DM0144200   09/14/95 B       2,029  17.257          0     35,010-       35,010
DM0144200   09/15/95 S         476  17.368          0      8,270         6,517       1,753
DM0144200   09/18/95 B       3,537  17.189          0     60,792-       60,792
DM0144200   09/19/95 B         921  17.181          0     15,819-       15,819
DM0144200   09/21/95 B       1,318  17.390          0     22,912-       22,912
DM0144200   09/22/95 B           7  17.298          0        113-          113
DM0144200   09/25/95 B         644  17.249          0     11,107-       11,107
DM0144200   09/26/95 B       3,045  17.201          0     52,385-       52,385
DM0144200   09/27/95 B         215  17.161          0      3,695-        3,695
DM0144200   09/28/95 B          91  17.106          0      1,555-        1,555
DM0144200   09/29/95 B         403  17.341          0      6,981-        6,981
DM0144200   10/02/95 B       6,133  17.258          0    105,843-      105,843
DM0144200   10/03/95 S         233  17.128          0      3,994         3,202         792
DM0144200   10/04/95 B         181  17.141          0      3,102-        3,102
DM0144200   10/04/95 S           0  17.128          0          3             3           1
DM0144200   10/06/95 B           3  17.154          0         50-           50
DM0144200   10/10/95 B         256  16.875          0      4,321-        4,321
DM0144200   10/11/95 S       4,220  16.843          0     71,073        57,950      13,122
DM0144200   10/12/95 S       3,160  16.992          0     53,693        43,396      10,297
DM0144200   10/13/95 B         553  16.843          0      9,320-        9,320
DM0144200   10/13/95 S         586  17.202          0     10,082         8,050       2,032
DM0144200   10/16/95 S         528  17.263          0      9,122         7,257       1,864
DM0144200   10/17/95 S       2,284  17.242          0     39,381        31,370       8,011
DM0144200   10/18/95 B       1,502  17.433          0     26,181-       26,181
DM0144200   10/19/95 B      11,109  17.547          0    194,925-      194,925
DM0144200   10/20/95 S         261  17.591          0      4,586         3,590         996
DM0144200   10/23/95 B       4,404  17.386          0     76,561-       76,561
DM0144200   10/24/95 B         357  17.369          0      6,204-        6,204
DM0144200   10/25/95 B         156  17.428          0      2,718-        2,718
DM0144200   10/26/95 B         329  17.322          0      5,703-        5,703
DM0144200   10/27/95 B         353  17.194          0      6,065-        6,065
DM0144200   10/30/95 B       3,770  17.314          0     65,275-       65,275
DM0144200   10/31/95 B         526  17.518          0      9,218-        9,218
DM0144200   11/02/95 S         160  17.540          0      2,801         2,204         597
DM0144200   11/03/95 B         978  17.738          0     17,354-       17,354
DM0144200   11/06/95 B       3,822  17.802          0     68,039-       68,039
DM0144200   11/08/95 B         182  17.592          0      3,202-        3,202
DM0144200   11/09/95 B          80  17.725          0      1,426-        1,426
DM0144200   11/10/95 B           7  17.547          0        117-          117
DM0144200   11/10/95 B           3  17.386          0         59-           59
DM0144200   11/10/95 B           3  17.314          0         59-           59
DM0144200   11/10/95 B           3  17.802          0         59-           59
DM0144200   11/10/95 S       6,343  17.894          0    113,497        87,626      25,871
DM0144200   11/13/95 B       3,488  17.920          0     62,512-       62,512
DM0144200   11/14/95 B          71  17.866          0      1,274-        1,274
DM0144200   11/16/95 S         137  17.727          0      2,434         1,898         536
DM0144200   11/17/95 B         320  17.821          0      5,695-        5,695
DM0144200   11/20/95 B       3,660  17.867          0     65,391-       65,391
DM0144200   11/21/95 S       2,436  17.688          0     43,087        33,711       9,376
DM0144200   11/22/95 B          60  17.747          0      1,065-        1,065
DM0144200   11/24/95 B       1,949  17.641          0     34,375-       34,375
DM0144200   11/27/95 B       3,748  17.748          0     66,522-       66,522
DM0144200   11/30/95 B         423  18.040          0      7,630-        7,630
DM0144200   12/01/95 B         156  18.055          0      2,814-        2,814
DM0144200   12/04/95 B       3,691  17.977          0     66,356-       66,356
DM0144200   12/06/95 B         233  18.272          0      4,248-        4,248
DM0144200   12/07/95 B         144  18.231          0      2,617-        2,617
DM0144200   12/11/95 B       3,957  18.199          0     72,017-       72,017
DM0144200   12/12/95 B         666  18.249          0     12,161-       12,161
DM0144200   12/14/95 S       1,358  18.202          0     24,717        18,857       5,861
DM0144200   12/19/95 B       4,050  17.557          0     71,099-       71,099
DM0144200   12/20/95 B         368  17.865          0      6,580-        6,580
DM0144200   12/21/95 B       3,818  17.714          0     67,636-       67,636
DM0144200   12/22/95 B       1,372  17.889          0     24,540-       24,540
DM0144200   12/26/95 B       4,202  17.977          0     75,543-       75,543
DM0144200   12/28/95 B         425  18.017          0      7,657-        7,657
DM0144200   12/29/95 S         250  17.966          0      4,487         3,478       1,008
                                            ---------  ----------   ----------  ----------
                    SUB-TOTAL                       0  5,050,244     4,908,402     141,840

                    GRAND TOTAL                     0 12,575,854    12,424,490     151,353
- -------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------
    CATEGORY 4 - SINGLE TRANSACTION WITH ONE BROKER EXCEEDS 5% OF VALUE

    ***  NO TRANSACTIONS QUALIFIED FOR THIS SECTION  ***

                                         F O O T N O T E S

                    * = SINGLE TRANSACTION IS  5% REPORTABLE
                    B = BUY TRANSACTION
                    S = SELL TRANSACTION
                    R = REINVESTMENT TRANSACTION